August 15, 2017
Via EDGAR
Ms. Kristi Marrone
Staff Accountant
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Iron Mountain Incorporated
Form 10-K for the fiscal year ended December 31, 2016
Filed February 23, 2017
Form 10-Q for the interim period ended June 30, 2017 (the “Form 10-Q”)
Filed July 28, 2017
File No. 1-13045

Dear Ms. Marrone:
The purpose of this letter is to respond to your letter of August 8, 2017. For your convenience, the original staff comments have been repeated in bold typeface, followed by our responses. References within our responses to “the Company”, “we” or “our” refer to Iron Mountain Incorporated.
Form 10-K for the fiscal year ended December 31, 2016

Item 2. Properties, page 26

1.
We note your response to prior comment 1. Please consider disclosing Total Building Utilization and Total Racking Utilization on a disaggregated basis by geographic area, thereby furnishing investors greater visibility into the impact of storage rental leasing trends within your portfolio or tell us why you believe such disclosure would not be meaningful to investors.

Response:

1.
The Company will disclose within Item 2. Properties, beginning with our Form 10-K as of and for the year ending December 31, 2017, disclosure regarding the Total Building Utilization and Total Racking Utilization of our real estate portfolio related to our records and information management and data management facilities on a disaggregated basis by geographic area (specifically, North America, Europe, Asia and Latin America).

Ms. Kristi Marrone
August 15, 2017

Schedule III – Schedule of Real Estate and Accumulated Depreciation, page 159

2.	We note your response to prior comment 4. Given the significance of the reconciling items, please confirm that they will be quantified as part of your proposed disclosure.
Response:

2.
We confirm that, in future annual filings in which Schedule III is presented, beginning with our Form 10-K as of and for the year ending December 31, 2017, the Company will disclose, in an introductory paragraph to Schedule III: (i) a reconciliation including the nature and amount of the significant reconciling items between the gross carrying amount of real estate assets per Schedule III and the historical book value of real estate assets disclosed in our significant accounting policy footnote pertaining to property, plant and equipment (a component of Note 2 to Notes to Consolidated Financial Statements, Summary of Significant Accounting Policies) and (ii) a reconciliation including the nature and amount of the significant reconciling items between the accumulated depreciation of real estate assets per Schedule III and the total accumulated depreciation of property, plant and equipment per our Consolidated Balance Sheet, in order to better inform users of our financial statements of the significant reconciling items between amounts reported in Schedule III and elsewhere in our annual report.

Form 10-Q for the interim period ended June 30, 2017
(10) Divestments, page 47

3.
We note on May 30, 2017 your records and information management operations in Russia and Ukraine were sold to OSG Records Management (Europe) Limited for a 25% interest in OSG. Please address the following:

a.
clarify how you determined the amount of the gain on sale recognized, given the $39.8 million gain exceeded the fair value of the consideration received which you indicate was $18 million, and provide an analysis of the accounting guidance relied upon when making this determination;

b.	tell us how you calculated the $18 million fair value of the 25% interest in OSG received in consideration for such sale; and

c.	detail whether any such gain was deferred and the basis of your conclusion, including the accounting guidance relied upon.

Ms. Kristi Marrone
August 15, 2017

Response:

3.
On May 30, 2017, Iron Mountain EES Holdings Ltd (“IM EES”), a consolidated subsidiary of the Company, sold our records and information management operations in Russia (the “Russia Business”) and Ukraine (the “Ukraine Business” and, together with the Russia Business, the “Russia and Ukraine Businesses”) to OSG Records Management (Europe) Limited (“OSG”) in a stock transaction (the “Russia and Ukraine Divestment”). As consideration for the Russia and Ukraine Divestment, IM EES received a 25% equity interest in OSG (the “OSG Investment”).

In determining the appropriate accounting for this transaction, the Company addressed the following accounting considerations, which are discussed in the succeeding sections in greater detail:

(A)	Did the Russia and Ukraine Businesses constitute a business or a group of assets (including in substance real estate assets)?

(B)	Should the Russia and Ukraine Businesses be deconsolidated upon the closing of the Russia and Ukraine Divestment?

(C)	Based upon the conclusions for (A) and (B) above, what is the appropriate accounting for the gain on sale resulting from the Russia and Ukraine Divestment?

A. Business Conclusion

In determining the appropriate accounting for the Russia and Ukraine Divestment, we first assessed whether our Russia and Ukraine Businesses met the definition of a business in accordance with Accounting Standards Codification (“ASC”) No. 805-10-55-4 (“ASC 805-10”). ASC 805-10 states that, “A business consists of inputs and processes applied to those inputs that have the ability to create outputs.” We concluded that our Russia and Ukraine Businesses each had inputs, processes applied to those inputs and outputs and, therefore, we concluded that the Russia and Ukraine Businesses met the definition of a business under ASC 805-10. Accordingly, if the deconsolidation of the Russia and Ukraine Businesses was appropriate upon the closing of the Russia and Ukraine Divestment, such deconsolidation would be accounted for as a sale of a business in accordance with ASC No. 810-10-40, Consolidation - Derecognition ("ASC 810-10-40"), rather than a sale of assets (including real estate assets).

Ms. Kristi Marrone
August 15, 2017

We gave consideration to the scope exception in ASC No. 810-10-40-3A, which states, in part, “The deconsolidation and derecognition guidance in this Section applies to the following…A group of assets that is a nonprofit activity or a business, except for…a sale of in substance real estate”. The Russia and Ukraine Businesses were operating businesses which owned no land, buildings or other significant real estate assets. Accordingly, we concluded that the sale of our Russia and Ukraine Businesses was not an in substance sale of real estate and, therefore, we applied the guidance in ASC 810-10-40. The Russia and Ukraine Divestment is not subject to ASC No. 360-20, Real Estate Sales ("ASC 360-20"), based upon the scope exception in ASC No. 360-20-15-10, which states, in part, “The guidance in this Subtopic does not apply to the…sale of the stock or net assets of a subsidiary or a segment of a business if the assets of that subsidiary or that segment, as applicable, contain real estate, unless the transaction is, in substance, the sale of real estate”.

B. Deconsolidation Conclusion

The Company did not retain any direct ownership rights in the Russia and Ukraine Businesses, which became wholly owned subsidiaries of OSG upon the closing of the Russia and Ukraine Divestment and were merged into existing entities within OSG’s legal entity structure. Therefore, in order to determine whether the Russia and Ukraine Businesses should be deconsolidated, we assessed whether or not the Company should consolidate OSG.

i.	Assessment Under Variable Interest Model

The Company first determined whether we should assess OSG under the variable interest model (the “Variable Interest Model”) within ASC No. 810-10, Consolidation. The Company concluded that the application of the Variable Interest Model to assess whether we should consolidate OSG was not appropriate due to one of the scope exceptions being met. Specifically, OSG meets the scope exception related to certain legal entities deemed to be a business under the Variable Interest Model, as described in ASC No. 810-10-15-17. Upon determining that the application of the Variable Interest Model was not appropriate for purposes of determining whether the Company should consolidate OSG, the Company utilized the voting interest model (the “Voting Interest Model”) to assess whether we should consolidate OSG.

Ms. Kristi Marrone
August 15, 2017

ii.	Assessment Under Voting Interest Model

ASC No. 810-10-15-8 states that, “The usual condition for a controlling financial interest is ownership of a majority voting interest, and therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.” Following the closing of the Russia and Ukraine Divestment, the Company holds a 25% interest in OSG and, therefore, does not own the majority of the voting interests in OSG. The Company concluded that there are no other factors (such as contracts, leases, agreement with other stockholders, a court decree, or kick-out rights) whereby the Company has the power to control OSG. The Company does not have disproportionate board seats or any representation in management of OSG. Accordingly, we concluded that the Company does not have a controlling financial interest in OSG and that the Company should not consolidate OSG.

Therefore, upon the closing date of the Russia and Ukraine Divestment, the Company applied the guidance within ASC No. 810-10-40-4, which states, in part, “A parent shall deconsolidate a subsidiary…as of the date the parent ceases to have a controlling financial interest in that subsidiary”.

With respect to our accounting for the deconsolidation of a subsidiary, the Company applied the guidance within ASC No. 810-10-40-4A, which states, in part, “When a parent deconsolidates a subsidiary, the parent relationship ceases to exist. The parent no longer controls the subsidiary’s assets and liabilities or group of assets. The parent therefore shall derecognize the assets, liabilities and equity components related to that subsidiary or group of assets. The equity components will include any noncontrolling interest as well as amounts previously recognized in accumulated other comprehensive income. If the subsidiary or group of assets being deconsolidated or derecognized is a foreign entity (or represents the complete or substantially complete liquidation of the foreign entity in which it resides), then the amount of accumulated other comprehensive income that is reclassified and included in the gain or loss shall include any foreign currency translation adjustment related to that foreign entity.”

C. Accounting for the Gain on Sale of the Russia and Ukraine Businesses

With respect to our accounting for the gain on sale associated with the deconsolidation of the Russia and Ukraine Businesses, the Company applied the guidance within ASC No. 810-10-40-5, which states, in part, “…a parent shall account for the deconsolidation of a subsidiary…by recognizing a gain or loss in net income attributable to the parent”. Under the provisions of ASC No. 810-10-40-5, the amount of gain or loss to recognize upon the deconsolidation of a subsidiary is determined based upon the difference between (i) the fair value of the consideration received and (ii) the carrying value of the deconsolidated subsidiaries. The fair value of the consideration we received in the Russia and Ukraine Divestment and the carrying value of the Russia and Ukraine Businesses are described in greater detail in the succeeding paragraphs.

Ms. Kristi Marrone
August 15, 2017

i.	Fair Value of Consideration Received

The consideration we received in the Russia and Ukraine Divestment was the OSG Investment. During the quarter ended June 30, 2017, the Company engaged an independent third-party valuation firm in order to assist us in the determination of the fair value of the OSG Investment. The valuation of the OSG Investment was performed by establishing the equity value of OSG, including the Russia and Ukraine Businesses, by utilizing a discounted cash flow analysis, a comparable public company analysis and a comparable acquisition analysis, adjusted for cash on hand and debt, and taking into account the noncontrolling nature of our interest in the combined OSG business. This implied fair value was then evaluated relative to a valuation of the Russia and Ukraine Businesses that we divested to OSG as part of the transaction, which was performed with the assistance of the same independent third-party valuation firm. Based upon the analysis performed, the Company determined that the fair value of the OSG Investment, the consideration received in exchange for the Russia and Ukraine Divestment, was approximately $18.0 million.

ii. Carrying Value

The carrying value of the Russia and Ukraine Businesses as of the closing date of the Russia and Ukraine Divestment was a credit balance of $20.9 million and was comprised of the following components, which are described in greater detail below:

Carrying Value of Russia and Ukraine Businesses
Carrying value of net assets	$4,716
Allocated goodwill	3,515
Foreign currency translation adjustment for Russia and Ukraine	(29,100)
$(20,869)

Carrying Value of Net Assets

The carrying value of the net assets of the Russia and Ukraine Businesses, excluding goodwill, was $4.7 million.

Allocated Goodwill

As disclosed in Note 10. Divestments in the Form 10-Q, approximately $3.5 million of goodwill associated with our Northern and Eastern Europe reporting unit was allocated, on a relative fair value basis, to the Russia and Ukraine Businesses and included in the carrying value of the divested businesses.

Ms. Kristi Marrone
August 15, 2017

Foreign Currency Translation Adjustment for Russia and Ukraine

In accordance with the provisions of ASC No. 810-10-40-4A noted above, as well as ASC No. 830-30-40-1, Foreign Currency Matters, which states, in part, “Upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity, the amount attributable to that entity and accumulated in the translation adjustment component of equity shall be both: (a) removed from the separate component of equity and (b) reported as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs”, the Company reclassified a credit balance of approximately $29.1 million out of accumulated other comprehensive income and included this credit balance in the carrying value of the Russia and Ukraine Businesses. This credit balance represents the cumulative foreign currency translation adjustment associated with the assets and liabilities of our Russia and Ukraine Businesses since our initial investment in these businesses. The cumulative foreign currency translation adjustment associated with our businesses in Russia and Ukraine was primarily a result of significant outstanding intercompany payable balances associated with the Russia and Ukraine Businesses, which were denominated in the local functional currency of each entity. These significant outstanding intercompany payable balances were excluded from the net assets transferred to OSG and, therefore, excluded from the calculation of the carrying value of net assets described above. The amount reclassified from accumulated other comprehensive income and included in the carrying value used to calculate the gain on the Russia and Ukraine Divestment is disclosed in Note 2(h). Accumulated Other Comprehensive Items, Net, as well as Note 10. Divestments in the Form 10-Q.

We considered the fact that the Company has an indirect noncontrolling interest in the OSG entity which now includes the Company’s Russia and Ukraine businesses through the OSG Investment. The PricewaterhouseCoopers Technical Guide, Acquisitions and dispositions involving a foreign operation, states, “Accounting Standards Update 2013-05 — Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force) further clarified that (the guidance in ASC No. 830)…should be applied when a reporting entity ceases to have a controlling interest in the foreign entity even if the reporting entity retains a noncontrolling interest.” Accordingly, the Company included the cumulative foreign currency translation adjustment associated with the assets and liabilities of our Russia and Ukraine Businesses in the carrying value used to calculate the gain on the Russia and Ukraine Divestment.

Ms. Kristi Marrone
August 15, 2017

As a result of the foregoing items, the Company determined that the fair value of the consideration received in the Russia and Ukraine Divestment ($18.0 million) exceeded the carrying value of the Russia and Ukraine Businesses as of the closing date of the transaction (a credit balance of $20.9 million) by approximately $38.9 million. Therefore, in accordance with ASC 810-10-40 as described above, the Company recognized a gain on sale associated with the Russia and Ukraine Divestment of $38.9 million in the quarter ended June 30, 2017. In order to provide investors with greater clarity regarding the quantification of the gain on sale we recorded as a result of the Russia and Ukraine Divestment, in future periodic filings, beginning with our Form 10-Q as of and for the interim period ending September 30, 2017, we will provide the following disclosure within Note 10. Divestments within Notes to Condensed Consolidated Financial Statements:

“As a result of the Russia and Ukraine Divestment, we recorded a gain on sale of $38,869 to Other Expense (Income), Net, in the second quarter of 2017, representing the excess of the fair value of the consideration received over the carrying value of our businesses in Russia and Ukraine. As of the closing date of the Russia and Ukraine Divestment, the fair value of the OSG Investment was approximately $18,000. As of the closing date of the Russia and Ukraine Divestment, the carrying value of our businesses in Russia and Ukraine was a credit balance of $20,869, which consisted of (i) a credit balance of $29,100 of cumulative translation adjustment associated with our businesses in Russia and Ukraine that was reclassified from accumulated other comprehensive items, net, (ii) the carrying value of the net assets of our businesses in Russia and Ukraine, excluding goodwill, of $4,716, and (iii) $3,515 of goodwill associated with our Northern and Eastern Europe reporting unit (of which our businesses in Russia and Ukraine were a component of prior to the Russia and Ukraine Divestment), which was allocated, on a relative fair value basis, to our businesses in Russia and Ukraine.”

As noted above, the Company concluded that our operations in Russia and Ukraine represented businesses, rather than a group of assets or an in substance sale of real estate, and therefore, the guidance within ASC 360-20, including the potential deferral of any gain, is not applicable. The divestment of the Russia and Ukraine Businesses represented the sale of a business to be accounted for in accordance with ASC 810-10-40, and therefore, we recognized the gain on the Russia and Ukraine Divestment upon the deconsolidation of the Russia and Ukraine Businesses.

Sincerely, IRON MOUNTAIN INCORPORATED

By:	/s/ Stuart B. Brown
Stuart B. Brown Executive Vice President and Chief Financial Officer